From: David Sandberg
Sent: Tuesday, June 09, 2009 10:39 PM
To: 'Richard Snyder'
Cc: 'James S. Gladney'; 'l.mazz@verizon.net'
Subject: follow up communication

Dick:

The lack of communication since my email to you last Thursday suggests that you have either been unable to find a date and time that works for our mutual schedules or are no longer interested in attempting to work together. I have also heard through the grapevine (if you will) a) that you were upset with last Thursday's press release thanking shareholders for their votes against the Go-Private; b) that you believe the vote was much closer than we stated in that press release; and c) that you are concerned we at Red Oak and Pinnacle have a side agenda. I prefer to be open and direct so I'd like to address these head-on:

	1. At the time you called me last Wednesday, the first words I said to you were "good timing, I was just drafting a press release," which is exactly what I was doing at the time. In my experience, it's standard to issue such a release thanking shareholders for their support and to re-state our beliefs, especially given the potential for another proxy campaign. Beyond this, I suspect your side would have done the same thing had the results been different. More importantly, our release, although necessary to preserve our position, has absolutely nothing to do with our openness to working together. In fact the very title of our press release included our interests in working with Asure's Board and management. Our goal remains to try to create value-this was not just industry "jargon". We have real dollars invested here and are intent on value creation.

	2.       Regarding the vote, we would not have made the statements we
	did without support.   The last results we received from Broadridge
	include complete NOBO results and are attached to this email as a courtesy. As you can see, according to Broadridge greater than 44% of the votes they tallied were cast AGAINST the Go-Private proposals while fewer than 32% were cast in favor. Importantly, even proposal 3 was outvoted by a wide margin. Not included in this report was Bob Graham
	- voting on behalf of record holder Global Accelerator as well as shares held in his name - who indicated he voted nearly 900,000 shares AGAINST all proposals, adding roughly 3% to the AGAINST count. Additionally, Fenil Shah informed us that on Sunday night, May 31, he voted roughly 5% of all of ASUR's shares outstanding AGAINST all proposals. As his vote was not reflected in Broadridge's report, we omitted his shares when computing the figures used in our press
	release.   Given the aggregate votes among record holders was
	negligible exclusive of votes controlled by Bob Graham or Fenil Shah and given that there is always a very real percentage of shares outstanding which do not vote, we see no plausible reasoning to indicate that all proposals were not defeated by the percentages we detailed in our press release.

	In fact, we believe that had our proxies been mailed with any greater advance time (please note they will be mailed with significantly more advance time in any upcoming vote) the votes would have swayed even further AGAINST all proposals. This is evidenced by the fact that ASUR lost a full 3% of its FOR votes in the less than two day period from Friday, May 29 through the end of Monday, June 1st which coincided perfectly with shareholders receiving our proxy mailings on the
	afternoon of Friday, May 29.    If you still think we are wrong on our
	numbers I'd be glad to review your information, but it's more important in our view to see if we can work together going forward.

	3.	We have repeatedly stated there is no side agenda.  Significant
	information about our goals already has been made publicly available by us through SEC filings. We don't know each other well so if you question us then that's entirely reasonable - but I would hope you could review what we have said before forming opinions which materially factor into decisions affecting all of ASUR"s shareholders. If you can't find the information please call me and I will direct you to it because I want you to reach an independent and informed opinion. Further, if your concern about a "side agenda" is making you reluctant to cooperate with us and other large shareholders then I'd also ask you to research the Female Health Company, of which we own 6% and have always supported management including in public conference calls. We are not an openly hostile firm - we want to pursue the right things for value creation. Our preference is to avoid a fight, yet we are unwilling to move away from decisions we firmly believe give ASUR the best chance to succeed going forward, such as electing an entire new slate of qualified, experienced, successful, and highly vested directors.

So with all of this said, where do we go from here? First, we are fully prepared to pursue a proxy solicitation for Board elections and remain extremely confident we will win. As opposed to our opposition to the Go-Private, we will mail our proxies well in advance of the vote and expect this to have a materially positive impact on voting results beyond what was
witnessed in the Go-Private votes.   In a solicitation for Board votes we will
reach out to far more individual investors as well. The current Board and members of senior management have been in place a long time, and - without disrespect - have had a tough time of it with significant accumulated net losses in the tens of millions. We need not remind you that almost every institution voted against ASUR and most message boards indicate that individual investors are thoroughly unhappy with the 90% decline in stock value since the time most Board members joined the company. Additionally, both leading advisory services recommended voting AGAINST all proposals and regularly support Board slates comprised of highly vested directors via direct share ownership.

Clearly you must recognize that many stockholders believe things need to change, and I don't believe you'd have contacted me last Wednesday if you were not open to this. So I'd like to discuss what we can do to achieve this while avoiding a public fight and instead upholding the best interests of shareholders. Let's talk this week and take steps forward - I assume we are both highly prepared to engage in another proxy fight but perhaps we can work together in areas where it remains appropriate, including:

*	You have asked us to "present" to ASUR's Board.  We are dissatisfied
	with ASUR's Board, which we note is one member smaller via Mrs. Cote's recent resignation. We instead want ASUR's Board to present to its largest shareholders. I'll give you my views, and as noted below try to set up some means of dialogue.
*	You want us to fly to Dallas or Austin, we'd like you to come to the
	Northeast. We note that a) 4 of ASUR's largest shareholders recently flew on very short notice to Dallas to meet with ASUR's board and management on April 27, where only two Board members showed up and the two members of management showed up hours late; b) our entire slate is in the Northeast and perhaps more importantly, a significant concentration of ASUR's shareholders and thus owners of the Company are in the Northeast and would wish to attend this meeting; and c) one of your directors resides in the Northeast and following Mrs. Cote's resignation this leaves just yourself and 3 other directors who would need to travel here. It makes more sense to come here.


Proposed Approach:

I am traveling all of next week which is why I had hoped for us to meet as soon as possible in the area where we could have the greatest attendance. If you, Lou Mazzuchelli, and whatever other Directors are able to fly to Boston this Thursday or Friday then we could hold a useful meeting. We could also conference in any directors unable to attend. If this is simply not doable, then I believe a lengthy conference call among you, Lou Mazzuchelli, Jim Gladney, and me would still be of great value. I am available this weekend as well and willing to meet or speak then. I understand the desire of your board to meet the others I will nominate in person or by telephone and we can try to set up such a meeting while I am out of town if it seems helpful. To help you evaluate the agenda I'd propose, although we should both recognize that our proposed slate of nominees is independent and will have its own views, some of which may differ from what I am saying below, I have provided below what my recommendations to the Board will be, but want to note that these recommendations to ASUR's Board would need to involve a full assessment of the Company's strengths, weaknesses, costs, assets, and liabilities, involving detailed presentations from the CEO, CFO, and COO regarding:

*	all company expenses and costs across all employees, by location and
	product (Netsimplicity vs. Iemployee)
*	all costs not related directly to Netsimplicity and Iemployee products,
	ie public costs
*	all legal liability related to the $3mm liability and suit
*	the $5mm lease obligation and structure for ASUR's 50% equity ownership
	in the building
*	ability to use tax loss carryforwards per rule 382 IRS calculation
*	all costs related to legal providers
*	all costs related to the audit
*	all costs related to added employee benefits, inclusive of cooper
	clinic costs, etc
*	all severance and change of control packages and liabilities
*	the D&O policy for purposes of drastically reducing it
*	all consulting fees and agreements related to insiders or board members
*	consideration to implement a reverse split to regain NASDAQ compliance,
	my recommendation is 8 for 1 resulting in nearly 4 million shares outstanding and a $1.45 per share price as of today...may consider 10 for 1 but decision to be made by new Board with vested ownership
*	consideration to implement a share repurchase program of $5mm.  If
	traders wish to trade ASUR stock down after the reverse split (as many do- common trading phenomenon as traders see a reverse split rightfully as a sign of weakness), this allows for extremely accretive while also ensuring ASUR's stock price stays above $1/share for NASDAQ listing compliance. For the math, buying stock at $1/share equates to buying at 12.5c today - easily compelling in my opinion
*	depending on the 382 calculation and NOL viability data we get,
	consider implementing an NOL-oriented poison pill limiting shareholders to no greater than 4 to 4.9% ownership in the stock (grandfathered in for those already above 5%). This is to protect ASUR's ability to use its tax losses.

In total, I would expect this review to produce material reductions in headcount, compensation, public costs, and provider costs. I'd want to discuss these issues with you, and hope you would support these efforts and would note that we have a superb and complementary mix among our Board nominees:

- Pat Goepel has direct Iemployee usage experience as a large customer and possesses sizable payroll industry experience. He was the person at Ceridian responsible for bringing the Iemployee business to them

- Bob Graham (along with Mr. Goepel) was an Iemployee Board member and has an extensive and successful past technology background with both large and small companies

- Neil Ferris has operational expertise in technology companies and a successful history of running and building technology businesses inclusive of selling them for hundreds of millions of dollars

- Jeff Vogel has a successful record of building, growing, and running technology businesses

- Adrian Pertierra and I have significant public market and financial experience and will keep the Board ROI and $s/ costs-focused while shouldering the load on public company and corporate finance issues.

Please let me know your thoughts about trying to hold a meeting or call in the near-term. I think a discussion would be much more productive than emails and I apologize for the length of this message.


Regards,

David


David Sandberg
Portfolio Manager
Red Oak Partners, LLC
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 773-6277 cell
(646) 390-6784 fax
654 Broadway, Suite 5
New York , NY 10012